SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

A.C. MOORE ARTS & CRAFTS, INC.

(Name of Subject Company (issuer))

Nicole Crafts LLC

Sbar’s Acquisition Corporation

(Names of Filing Persons (offeror))

Adolfo Piperno

(Names of Filing Persons (other Person(s)))

Common Stock, no par value

(Title of Class of Securities)

00086T103

(CUSIP Number of Class of Securities)

Adolfo Piperno

Nicole Crafts LLC

14 Sbar Boulevard

Moorestown, New Jersey 08057

(856) 234-8220

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

M. Todd Wade

Robert D. Klingler

Bryan Cave LLP

1201 West Peachtree Street, NW

Fourteenth Floor

Atlanta, Georgia 30309

(404) 572-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$40,699,581	$4,664.17

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount assumes the purchase of up to 25,437,238 shares of Common Stock, no par value (the “Shares”), of A.C. Moore Arts & Crafts, Inc. at a purchase price of $1.60 per share. Such number of Shares consists of (i) 25,428,753 Shares issued and outstanding as of October 3, 2011, and (ii) 8,485 Shares that are expected to be issuable before the expiration of the tender offer under stock appreciation rights.
**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,664.17	Filing Party:	Nicole Crafts LLC, Sbar’s Acquisition Corporation, and Adolfo Piperno
Form or Registration No.: Schedule TO	Date Filed:	October 18, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on October 18, 2011, as amended by Amendment No. 1 filed on October 26, 2011, Amendment No. 2 filed on November 1, 2011, Amendment No. 3 filed on November 2, 2011 and Amendment No. 4 filed on November 4, 2011 (as so amended, the “Schedule TO”), by Sbar’s Acquisition Corporation, a Pennsylvania corporation (“Purchaser”) and a wholly owned subsidiary of Nicole Crafts LLC, a Delaware limited liability company (“Parent”) that is controlled by Adolfo Piperno, relating to the tender offer by Purchaser, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the issued and outstanding shares of Common Stock, no par value (the “Shares”), of A.C. Moore Arts & Crafts, Inc., a Pennsylvania corporation (the “Company”), at a price of $1.60 per Share to the sellers thereof in cash without interest and less any required withholding taxes. All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Offer to Purchase.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment No. 5 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 5.

Items 1 and 7. Summary Term Sheet; Source and Amount of Funds

Items 1 and 7 of the Schedule TO are hereby amended and supplemented by adding the following:

“As of November 8, 2011, the conditions set forth in the Commitment Letter have been satisfied, including the execution of a definitive Facility agreement on terms consistent with the Commitment Letter and Nicole Crafts LLC’s previous deposit of $20 million in escrow to be used to purchase the shares of Common Stock, except for those customary conditions that by their nature can only be satisfied simultaneously with the Closing.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(b)(3)	Credit Agreement dated as of November 8, 2011, among Sbar’s Acquisition Corporation, Nicole Crafts LLC, the other Guarantors party thereto, Wells Fargo Bank, National Association and the other Lenders party thereto.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2011

NICOLE CRAFTS LLC

By:	/s/ Adolfo Piperno
Adolfo Piperno
President

SBAR’S ACQUISITION CORPORATION

By:	/s/ Adolfo Piperno
Adolfo Piperno
President

/s/ Adolfo Piperno
Adolfo Piperno

EXHIBIT INDEX

(b)(3)	Credit Agreement dated as of November 8, 2011, among Sbar’s Acquisition Corporation, Nicole Crafts LLC, the other Guarantors party thereto, Wells Fargo Bank, National Association and the other Lenders party thereto.